SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION
IN SHAREHOLDERS’ MEETINGS

186th Extraordinary Shareholders’ Meeting

July 25, 2013

	TABLE OF CONTENTS

1.	Message from the Chairman of the Board of Directors	3

2.	Guidance for Participation in the Shareholders’ Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4

3.	Call Notice	5

4.	Information on the matters to be examined and discussed at the 58th Annual
	General Meeting	6
	Creation of the Chief Telecommunications Office	6
	Amendment to the Company's Bylaws	6
	Restatement of the Company's Bylaws	7

5.	Annexes:
	The Company’s Bylaws with highlights of the proposed amendments as well as a table describing fully the amendments to be made to the bylaws and the reason for the pertaining alterations are attached.

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1. Message from Management

Dear Shareholder:

Companhia Paranaense de Energia - Copel, in line with its corporate governance policies and respecting the institutionalized values, has the pleasure to invite you to attend its 186th Extraordinary Shareholders’ Meeting (ESM), to be held on July 25, 2013, at 2:30 p.m., at the Company’s headquarters, located at Rua Coronel Dulcídio 800, Batel, in the city of Curitiba, State of Paraná.

This Manual aims to provide clear information, respecting legal and ethical principles, about the agenda on which the ESM will resolve, as well as to encourage the participation of shareholders in the events of the Company’s annual calendar.

In the ESM, you will be requested to resolve on the agenda, as per the Call Notice, published hereof. The item 4 specifies the types of stock granting the right to vote on the only matter on the agenda. Given the current number of the Company’s shareholders, this manual seeks to encourage and facilitate the participation of shareholders in the meetings.

Your participation is very important since key issues to the Company and to its shareholders are dealt with in the Annual Shareholders’ Meetings.

Sincerely,

Mauricio Schulman
Chairman of the Board of Directors

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2. Guidance for Participation in the Shareholders’ Meeting

Copel’s shareholders may participate in the Shareholders’ Meeting by coming to Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the Shareholders’ Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•   Identity card (RG), alien’s identity card (RNE), Brazilian driver’s license (CNH) or an accreditation card issued by an official professional organization; and

•   Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to personally attend the Shareholders’ Meeting, but wishes to participate in it, may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law (Law 6404/1976), the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. It is required that the proxy was not appointed more than one year before the date of the Extraordinary Shareholders’ Meeting.

The following documents are required:

•   Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•   Bylaws or Article of Incorporation and instrument of election/appointment of the managers in case the grantee is a legal entity; and

•   Proof of ownership of the Company’s shares issued by the depositary and/or custodian institution.

Note: The documents mentioned in item 2 above shall be forwarded to Copel’s headquarters, at Rua Coronel Dulcídio nº 800 - 3º andar, Chief Financial, Investor Relations and Control of Holdings Office, Shareholders and Custody Department, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Joint General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Joint General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

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3. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary Shareholders’ Meeting, which will be held at the Company’s headquarters, located at Rua Coronel Dulcídio 800, in the city of Curitiba, State of Paraná, on July 25, 2013 at 14:30 p.m., to decide on the following agenda:

1. To create the Chief Telecommunications Office;

2. To amend Copel’s Bylaws as follows:

a) article 17 – adjustment to the composition of the Board of Officers;

b) article 20 – paragraph 1 – adjustment to the number of articles;

c) article 27 – adjustment to the denomination of the area and to the duties of the Chief Energy Generation and Transmission Officer;

d) insertion of article 30 – insertion of an article to establish the duties of the Chief Telecommunications Officer;

e) renumbering of subsequent articles; and

3. Restatement of Copel’s Bylaws.

Notes:

a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting and the Manual for Participation in Shareholders’ Meetings are available to shareholders at the Company’s headquarters and website (www.copel.com/ri); and

b) The powers of attorney for the Shareholders’ Meeting shall be forwarded to the Company’s headquarters, Chief Financial, Investor Relations and Control of Holdings Office, Shareholders and Custody Department, located at Rua Coronel Dulcídio, 800, 3º andar, in the city of Curitiba, State of Paraná, preferably 48 hours prior to the Meeting.

Curitiba, June 25, 2013

MAURICIO SCHULMAN

CHAIRMAN OF THE BOARD OF DIRECTORS

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo on June 25, 26 and 27, 2013, and it is also available on the Company’s website (www.copel.com/ri).

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4. Information on the matter to be examined and discussed at the 186th Extraordinary Shareholders’ Meeting

Below the Company’s Management presents some clarifications related to the matter on which the Meeting will resolve, for the exercise of a conscious vote:

Creation of the Chief Telecommunications Office

Clarifications

The creation of the Chief Telecommunications Office is in compliance with the Competition Goals General Plan (Plano Geral de Metas de Competição - PGMC) of the Brazilian Telecommunications Regulatory Agency (Anatel) and it was approved by Anatel Resolution no. 600, of November 8, 2012, which was issued after the enaction of the General Telecommunications Law no. 9.472, of July 16, 1997, and the edition of Decree no. 2.338, of October 7, 1997, and the Resolution no. 101, of February 4, 1999.

The national laws above mentioned have granted Anatel the right to lay down rules concerning the provision of either public or private telecommunications services. The Competition Goals General Plan set by Anatel states, in its article 13, that companies currently classified in the group called “Grupo de Poder de Mercado Significativo – PMS” (Significative Market Power Group), and acting in the “relevant wholesale market”, have to formally establish a corporate unit or department at a board level in its bylaws, which shall be solely responsible for all the processes related to providing customer assistance and to commercializing and delivering products connected with the reference offers in the wholesale telecommunications market.

Copel’s Board of Directors’ 141st Ordinary Meeting, of June 19, 2013, authorized that the proposal of the creation of the Chief Telecommunications Office be sent to the General Shareholders’ Meeting for assessment and approval.

Voting right - Only holders of common shares are entitled to vote on this item of the agenda.

Amendment to Copel’s Bylaws

Clarifications:

To create the Chief Telecommunications Office, the following alterations in Copel’s Bylaws are suggested, which shall be assessed and aproved by the General Shareholders’ Meeting:

a) article 17 – adjustment to the composition of the Board of Officers;

b) article 20 – paragraph 1 – adjustment to the number of articles;

c) article 27 – adjustment to the denomination of the area and to the duties of the Chief Energy Generation and Transmission Officer;

d) insertion of article 30 – insertion of an article to establish the duties of the Chief Telecommunications Officer;

e) renumbering of subsequent articles.

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Annex I - The Company’s Bylaws with highlights of the proposed amendments as well as a table describing fully the amendments to be made to the bylaws and the reason for the pertaining alterations are attached.

Voting right - Only holders of common shares are entitled to vote on this item of the agenda.

Restatement of the Company's Bylaws

Clarifications:

The Company’s Bylaws, after the approval of the proposed amendments, will be restated at this General Meeting.

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CORPORATE BYLAWS

NOC 000100
Approved and consolidated by the 186~~3~~th
Extraordinary Shareholders Meeting, of ~~April~~
~~26~~July 25 , ~~2012~~2013~~, and amended by the 185 th~~
~~Extraordinary Shareholders meeting, of April 25,~~
~~2013~~.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20
State Registration: 10.146.326-50
Commercial Registry Number: 41300036535
Brazilian SEC Registration: 1431-1
US SEC Registration (ordinary shares): 20441B308
US SEC Registration (preferred, class B): 20441B407
Spanish SEC Registration (Latibex, preferred, class B): 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brazil
CEP: 80420-170
e-mail: copel@copel.com
Web site: http://www.copel.com
Phone: (55-41) 3322-3535
Fax: (55-41) 3331-4145

CONTENTS

CHAPTER I	NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM		03
CHAPTER II	EQUITY AND SHARES		03
CHAPTER III	MANAGEMENT OF THE COMPANY		05
	Section I		05
	Section II	THE BOARD OF DIRECTORS	05
	Section III	THE EXECUTIVE BOARD	07
	Section IV	COMMON RULES APPLICABLE TO MEMBERS OF THE BOARD OF DIRECTORS AND TO OFFICERS	12
CHAPTER IV	THE FISCAL COUNCIL		12
CHAPTER V	THE SHAREHOLDERS MEETING		12
CHAPTER VI	THE FINANCIAL YEAR		13
CHAPTER VII	GENERAL AND TRANSITIONAL PROVISIONS		14

Appendixes:
I AMENDMENTS TO THE BYLAWS			15
II CHANGES IN THE CAPITAL STOCK			16
III STATE LEGISLATION (LAWS 1,384/53, 7,227/79 and 11,740/97)			19
IV STATE LEGISLATION (DECREE No. 14,947/54)			20
V FEDERAL LEGISLATION (DECREE No. 37,399/55)			21

SM	Shareholders’ Meeting
ASM	Annual Shareholders’ Meeting
ESM	Extraordinary Shareholders’ Meeting
C.R.S.P	Commercial Registry of the State of Paraná
ONS PR	Official Newspaper of the State of Paraná
ONU	Official Newspaper of the Union
All-numeral date expressions are in the month-day-year format, e.g., 10.03.1960: October 3, 1960.

Note: the original text was filed at the Commercial Registry of the State of Paraná - C.R.S.P. under number 17,340, on June 16, 1955 and published in the Official Newspaper of the State of Paraná - ONS PR of June 25, 1955.

CHAPTER I - NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM

Article 1	Companhia Paranaense de Energia, abbreviated Copel, is a mixed-capital company, publicly held ("open company"), with the following objects:
a) researching and studying, technically and economically, any sources of energy, providing solutions for a sustainable development;

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

d) providing information and technical assistance concerning the rational use of energy by business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State;

e) implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them .

	Paragraph 1	The Company shall be governed by these Bylaws and the applicable law.
	Paragraph 2	For the performance of the activities referred to in this article, the Company may participate in other concerns, in compliance with the applicable laws .
Paragraph 3

With the admission of the Company in the special listing segment of BM&FBOVESPA - Stock Exchange, Commodities and Futures ("BM&FBOVESPA”), called Level 1 of Corporate Governance, the Company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions on the Regulation of Level 1 Listing ("Regulation of Level 1”) .

Article 2

The Company has its head office and domicile in the city of Curitiba, at Rua Coronel Dulcídio no. 800, and it may, upon decision by the Executive Board, open or close branches, agencies or offices in that city or wherever required, either within the national territory or abroad.

Article 3	The Company is incorporated for an unlimited period of time.

CHAPTER II - EQUITY AND SHARES

Article 4

Underwritten paid up capital is R$ 6,910,000,000. 00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred and seventy- three million, six hundred and fifty-five thousand and three hundred and seventy- five) shares, with no par value, composed of 145,031,080 (one hundred and forty- five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty- four thousand and two hundred and ninety-five) preferred shares, of which 381,767 (three hundred and eighty-one thousand, seven hundred and sixty- seven) shares are Class “A” shares and 128,242,528 (one hundred and twenty-eight million, two hundred and forty two thousand, five hundred and twenty-eitght) shares are Class “B” shares .

	Paragraph 1	Upon approval by the Board of Directors, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 500,000,000 (five hundred million) shares.
Paragraph 2

The capital stock may be increased upon issuance of class “B” preferred shares, regardless of any proportional relation to the existing share classes or ordinary shares, up to the limit provided for in Law no . 6,404/76, paragraph 2, article 15 .

Paragraph 3

The Company may issue shares, underwriting bonuses, debentures, or any other securities, up to the limit of the authorized capital stock, without right of first refusal, as provided for in Law no . 6,404/76 (article 172) .

	Paragraph 4	Debentures may be simple or convertible into shares, pursuant to article 57 of Law no. 6,404/76.
Article 5	All the shares shall be registered.
Article 6	The preferred shares shall be of classes “A” and “B” and shall carry no voting rights .
Paragraph 1

The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten per cent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year .

Paragraph 2

The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of, at least, 25% of the net profit duly adjusted, as provided for in article 202 and its paragraphs of Law no. 6,404/76, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous fiscal year .

	Paragraph 3	The dividends awarded pursuant to paragraph 2 to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.
Paragraph 4

The dividends to be paid per preferred share, independently of its class, shall be at least 10% (ten per cent) higher than the dividends to be paid per common shares, as defined in sub-section II of paragraph 1 of article 17 of Law no. 6404/76, with the amendments introduced by Law no. 10303, of October 31, 2001.

Paragraph 5

The preferred shares shall acquire voting rights if, for 3 (three) consecutive fiscal years, those shares are not granted the minimum dividends to which they are entitled, as set forth in paragraphs 1, 2 and 3 of this article, as defined in paragraph 4.

Article 7

The Company may issue multiple share certificates and certificates which temporarily represent them. At the option of the shareholder, individual share certificates may be replaced by multiple share certificates and the latter may be converted into the former at any time, provided the expenses incurred are paid by whoever requests the conversion.

Paragraph 1

The class “A” preferred shares may be converted into class “B” preferred shares, the conversion of the latter into the former not being permitted. No conversion of preferred shares into ordinary shares shall be permitted, and vice versa.

	Paragraph 2	Upon approval by the Board of Directors, the Company may implement a book share system and such shares shall be kept in deposit accounts at an authorized financial institution.
	Paragraph 3	Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the Securities Commission ("CVM").
Article 8	At the Annual Shareholders Meeting each ordinary share shall carry the right to one vote.

CHAPTER III - MANAGEMENT OF THE COMPANY

SECTION I

Article 9	The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.
Article 10	The Company representation shall be vested exclusively in the Executive Board.

SECTION II - THE BOARD OF DIRECTORS

Article 11

The Board of Directors shall consist of seven or nine members, Brazilians, shareholders, all residing in the country, and elected at an Annual Shareholders Meeting . Two State secretaries and the Chief Executive Officer of the Company may be members of the Board of Directors.

	Paragraph 1	A Company employee appointed by his or her peers shall necessarily be a member of the Board of Directors in compliance with applicable State legislation.
	Paragraph 2	The unified term of office of the members of the Board of Directors shall be of two years, reelection being permitted.
	Paragraph 3	The Audit Committee of the Company shall be composed of a minimum of three members of the Board of Directors and shall be ruled by a specific set of regulations .
Article 12

The chairman of the Board of Directors shall be appointed by the controlling shareholder. Should his or her absence or any impediment occur, he or she shall be replaced by a Board member appointed by his or her peers .

Article 13

In the event of a resignation or vacancy in a position of the Board of Directors, a replacement shall be appointed by the remaining Board members and shall serve until a Shareholders Meeting is held to fill the vacant position.

Article 14	The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary.

Both ordinary and extraordinary meetings shall be called by the Board president by letter, telegram, fax or e-mail, with a minimum 72-hour notice. The Board of Directors shall operate with the presence of the simple majority of its members.

Article 15	The Board of Directors shall:
	I	lay down the overall strategy for the Company business;
	II	elect, discharge, accept resignations, and replace Company officers, as well as prescribe their duties, in accordance with the provisions in these Bylaws;
	III	oversee the officers' performance, examine books, documents, and obligations of the Company in compliance with the law;
	IV	call Shareholders’ Meetings, either by its chairman or the executive secretary;
	V	manage, approve and revise the annual internal auditing work plans for the Company’s business and management processes;
	VI	give its opinion on the reports of the management and on the accounts rendered by the Executive Board;
	VII	authorize any issue of shares and approve any new share subscription, as provided for in article 4, paragraph 2, as well as set forth all the requirements for the issue;
VIII

set down criteria for the transfer and/or loan for use of permanent assets, the creation of charges in rem and guarantees for liabilities whenever the amount of the operation exceeds two per cent of the Company’s net worth. A report issued by the Executive Board shall be presented to the Board of Directors whenever the amount of these operations reaches five per cent, as defined in article 20, item IX of this Bylaws;

	IX	select and discharge independent auditors;
	X	deliberate on other affairs submitted to them by the Executive Board or required by the Shareholders’ Meeting;
XI

set down criteria for the Company's participation as a shareholder in other companies, that participation being submitted to the Shareholders' Meeting whenever required, as well as regulate the issues concerning such participation;

	XII	deliberate on the framework of companies in which the Company holds shares;
	XIII	deliberate on the termination of the Company's participation as a shareholder in other companies;
XIV

organize secretary services necessary to support its activities, which will also cooperate with the Fiscal Committee, upon its request, and by its Chairman, indicate and require company’s employees to take charge of such services.

Sole paragraph The minutes of the Board of Directors’ meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards .
Article 16

It is incumbent upon the chairman of the Board of Directors to grant leave of absence to its members, to preside over meetings, to set work directives, and to hold the casting vote, besides his or her own. The chairman's leaves of absence shall be granted by the Board.

SECTION III - THE EXECUTIVE BOARD
Article 17

The Company shall have an Executive Board with executive duties and it shall be composed of ~~nine~~ ten members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, who shallbe elected by the Board of Directors for a three-year term, reelection being permitted, as follows:a Chief Executive Officer; a ChiefCorporate Management Officer; a Chief Financial, Investor Relations and Control of Holdings Officer; a Chief Legal Officer; a Chief Distribution Officer; a Chief Engineering Officer; a Chief Power Generation & Transmission ~~and Telecommunications~~ Officer; a Chief Environment & Corporate Citizenship Officer; ~~and a~~ Chief of New Energies Officer ; and a Chief Telecommunications Officer.

Article 18	In case of temporary impediment or leave of absence of any officer, the Chief Executive Officer may appoint another officer to replace him or her.
Article 19

Should decease, resignation, or permanent impediment of any officer occur, the Board of Directors shall elect within thirty days after the event a replacement who shall serve for the remainder of the term of office . The Executive Board may appoint a temporary replacement until the election is held. Nevertheless, the election may be dispensed with if the vacancy occurs in a year in which the Executive Board’s term of office should expire.

Article 20	The duties of the Executive Board are prescribed as follows:
I

managing all Company businesses, in order to pursue sustainable development, vested in the powers granted to them by the law and by this Bylaws. The Company shall be bound by the joint signature of two officers, one of which shall be the chief executive officer;

	II	setting down regulations for the internal operations of the Company;
	III	resolving on policies concerning the operations and businesses of the Company, after consultation to the Board of Directors, if necessary;
	IV	deliberating on the creation and extinction of offices or jobs, as well as establishingwages and setting out the Company’s personnel regulations;
	V	sharing and investing profit ascertained in compliance with this Bylaws;
	VI	carrying out the Company’s Bylaws and directives put forth by the Shareholders’ Meeting and by the Board of Directors;
	VII	deliberating on all extraordinary matters and on clashes of interests among the company’s chief offices;
	VIII -	deciding on all corporate businesses that are not subject to approval by the Shareholders’ Meeting or by the Board of Directors;
IX

advising the Board of Directors on acquisition of properties, transfer and loan for use of Company's assets, creation of charges in rem, or guarantees for liabilities in operations exceeding two per cent of the Company’s net worth; deliberating on those which are under that limit; and issuing a report to the Board of Directors and the Fiscal Committee whenever the amount of such operations reaches five per cent;

	X	being represented at the Annual Shareholders’ Meeting by its Chief Executive Officer or another officer appointed by the former;

XI     granting leave of absence to its members;

XII    negotiating and signing management documents with companies referred to in paragraph 6 of this article, being allowed to delegate responsibilities to the respective managers, as provided for in the corresponding Bylaws;

XIII   appointing executive officers and fiscal committee members of the companies referred to in paragraph 6 and in any other companies in which the Company or its wholly-owned subsidiaries may hold or come to hold a stake;

XIV   deliberating on the Company's participation in new undertakings, bids and on the exploration of energy in any of its forms, and submitting the matters for approval of the Board of Directors as found necessary according to the provisions established in article 15, item XII of this Bylaws.

Paragraph 1  The duties referred to in articles 21 to ~~29~~ 30 of these Bylaws may be expanded by the Board of Directors, by the Chief Executive Officer of the Company, or by rules passed at a meeting of the Executive Board.

Paragraph 2  Each officer may represent the Company by signing agreements, granting loans for use, renting and purchasing goods and services, provided that such acts are in compliance with internal regulations approved by the Executive Board. For the performance of those acts, the Company may appoint delegates from its staff.

Paragraph 3  The Company may appoint attorneys with clearly defined powers for specific acts and operations, and also attorneys "ad negotia" to sign any documents of corporate responsibility, provided the period of their appointment is specified in the document of appointment.

Paragraph 4  Notwithstanding the provisions in article 21, item III, of these Bylaws, the Company may also be represented in court by personal deposition of a lawyer or by an employee appointed by the Chief Executive Officer.

Paragraph 5  The resolutions of the Executive Board shall be passed by a majority of votes. Should the Chief Executive Officer dissent from any decision, he or she may stay the effects of such decision and call a meeting of the Board of Directors within five days to rule on the matter.

Paragraph 6  Activities related to the creation of products and services, in connection with the objects of the Company and under the Executive Board responsibility, shall be performed by companies in which Copel holds a stake, their duties being:

                      a) planning, organizing, coordinating, commanding and controlling the Company’s business under their responsibility;

                      b) meeting technical, marketing and return targets agreed upon with the Executive Board through the use of management tools;

                      c) abiding by the Company’s policies, mainly those governing internal corporate management and technical, financial and accounting procedures, as well as by the requirements set forth in the related managementdocuments.

Article 21 The Chief Executive Officer shall be responsible for:

                 I directing and coordinating the work of the executive officers;

                 II overseeing and running all the Company’s businesses;

                 III representing the Company either as plaintiff or defendant in a court of law or wherever it might be required, and in its relations with third parties. For the performance of such acts attorneys or delegates may be appointed;

                 IV signing all documents which entail corporate liabilities in accordance with the provisions of article 20, I, and paragraph 2;

                 V submitting the annual report on the Company's activities to the Annual Shareholders’ Meeting accompanied by the opinion of the Board of Directors;

                 VI carrying out the functions of Executive Secretary of the Board of Directors;

                 VII coordinating the political and institutional relations of the Company with governmental and private bodies; and

                 VIII managing and coordinating activities related to the integrated corporate planning and management of the corporate performance, corporate regulatory affairs, as well as to the Company’s marketing and strategic policies, global communications, ombudsman’s activities, internal audit, corporate governance of the Holding and its wholly owned subsidiaries and the recording of corporate events and official communications of the chief officers.

Article 22 The Chief Corporate Management Officer shall be responsible for:

                 I setting policies and guidelines, directing and coordinating matters related to organizational development, information technology, logistic of supply, services, corporate security, internal marketing and people management, including human resource management, plan for jobs and careers, compensation, training and development, occupational medicine, work safety, sports and cultural activities and union relations; and

                 II promoting and coordinating relations between Copel and Fundação Copel.

Article 23 The Chief Financial, Investor Relations and Control of Holdings Officer shall be responsible for:

                 I managing the activities and coordinating matters related to the economic, financial, budget, tax, accounting, budgeting management, applications and investments in the financial marketinvestor relations and with Capital Markets regulatory and controlling bodies;

                 II representing the Company in its relations with the Securities and Exchange Commission - CVM and the Securities and Exchange Commission - SEC, shareholders, investors, stock exchanges, the Central Bank of Brazil and other agencies or entities operating in the domestic and international capital markets;

                 III managing and coordinating the activities of the Company with the federal regulatory agencies, state, municipal and regulators on issues related to his/her activities;

                 IV defining the economic and financial policies that guide the activities of acquisition and participation of the Company in its business interest; and

                 V managing and coordinating economic and financial controllership activities in business and in the Company's holdings in controlled and/or affiliates and other forms of participation in public and private institutions.

Article 24 The Chief Legal Officer shall be responsible for:

                 I managing and coordinating the legal counseling of the activities and businesses of the Company as well as for defending judicially its interests;

                 II approving the opinions and declarations issued and delivered;

                 III appointing a lawyer or another employee to be designated by the CEO to represent the Company in court, so as to give testimony, in compliance with the provisions of paragraph 4 of article 20 of this Bylaws;

                 IV defining the hiring of independent lawyers, lawyers’ offices, jurists and experts to defend the Company’s interests and in all companies in which it has holdings, in specific suits in which it is involved as well as to make studies, give opinions and issue technical reports to be used in court or outside.

Article 25 The Chief Distribution Officer shall be responsible for:

                 I managing and coordinating the subjects related to the research, studies, technical planning, supplies, construction, operation and the maintenance of the energy distribution system as well as to customer services, the provision of services to the captive market and to the exploitation of products and services related to the distribution of power;

                 II promoting and coordinating forecast studies on the increase of the power market, the amount of energy to be acquired in power market bids, the transmission use-of-system charges and on the national energy balance as well as for promoting actions for the electric power trade in the distribution segment;

                 III managing the activities and coordinating the research, the technical planning, the expansion, the concept, operation and maintenance of the power transport and transformation systems of the connection grid;

                 IV planning and carrying out energy efficiency programs; and

                 V managing the activities and coordinating regulatory and tariff issues connected to energy distribution.

Article 26 The Chief Engineering Officer shall be responsible for:

                 I managing the activities and coordinating the subjects related to the research, studies, technical planning, supplies, expansion, the concept and the construction of traditional power generation systems, specially from hydraulic and thermal power plants, and transmission systems;

                 II coordinating and promoting the studies for choosing strategic partnerships for business related in the previous item;

                 III managing and coordinating activities on matters pertaining to the promotion of technical and economic-financial viability, land, legal and environmental issues, aligned with the Company’s strategies in matters related to in the item I above;

                 IV develop the engineering activities with respect to contracting and building systems to generate new sources of energy, in addition to that specified in item I above, as appropriate; V coordinating and fostering research and development in all areas of the Company as well as the development of projects on non-conventional technologies and alternative sources of energy; and

                  VI coordinating the carrying out of services to third parties by the Company in the fields mentioned in the previous items.

Article 27 The Chief Power Generation & Transmission ~~and Telecommunications~~ Officer shall be responsible for:

                  I managing the activities and coordinating the subjects related to the operation and to the maintenance of the Company’s power generation ~~&~~ and transmission systems and regularization of the ownership of assets in operation;

                  ~~II managing the activities and coordinating the subjects related to the research, studies, technical planning, supplies, regularization and land management, construction, operation and maintenance of telecommunications and corporate customer services;~~

                  ~~I~~II coordinating the implementation of services to third parties by the Company in the fields mentioned in the previous items;

                  ~~IV~~III managing the activities and coordinating the subjects related to regulatory, tariff and charge issues connected to power generation & transmission ~~and telecommunications~~; and

                  IV coordinating the implementation of strategy policies related to power and trade energy issues.

Article 28 The Chief Environment & Corporate Citizenship Officer shall be responsible for:

                  I coordinating, developing, implementing and monitoring the activities related to the environment and social responsibility in the Company;

                  II coordinating corporate activities and matters related to the Company’s social and environmental performance, studies and programmes;

                  III coordinating corporate activities and matters related to the Company’s social and community development initiatives and to the promotion and non-violation of Human Rights; and

                  IV representing the Company in its relationship with public and private entities and bodies to discuss social and environmental issues.

Article 29 The Chief of New Energies Officer shall be responsible for:

                 I managing activities and coordinating issues connected to the promotion of search, studies and implementation of business opportunities related to new energy sources, including wind power, solar and biomass developments;

                      II coordinating and promoting studies for selection of strategic partners needed to develop business related in the item I above;

                      III directing the activities and coordinating matters relating to the promotion of technical, economic, financial, legal and environmental feasibility analyzes, with or without association with third parties, aligned to the strategies of the Company in matters related to in item I above; and

                      IV coordinating the implementation of services by the Company to third parties in the areas of activities referred to in the preceding paragraphs.

Article 30 The Chief Telecommunications Officer shall be responsible for

                      I managing the activities and coordinating the subjects related to research, studies, technical planning, supplies, regularization and land management, construction, operation and maintenance of telecommunications and corporate customer services;

                      II coordinating the execution of the services provided by the Company to third parties in the areas referred to in the previous paragraph; and

                      III managing the activities and coordinating subjects related to telecommunications regulatory issues and prices.

SECTION IV - COMMON RULES APPLICABLE TO MEMBERS OF THE BOARD OF DIRECTORS AND TO OFFICERS

Article ~~30~~31      The officers shall submit a statement of private property at the beginning and at the end of their term of office in compliance with the law.

Article ~~31~~32      The remuneration of the officers shall be established annually by the Annual Shareholders’ Meeting and may be changed upon decision by an Extraordinary Shareholders’ Meeting.

Article ~~32~~33      The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be accumulated by the same person.

Article ~~33~~34      Members of the Board of Directors and the Executive Board will take their respective positions by signing the "Term of Office", in book, and "Term of Consent of the Directors” referred to in the "Regulation of Level 1” of the BM&FBOVESPA .

CHAPTER IV - THE FISCAL COUNCIL

Article ~~34~~35      The Company shall have an Audit Committee composed of five members and five alternates, who may or may not be shareholders, elected annually at the Shareholders’ Meeting.

Article ~~35~~36      The Audit Committee shall operate permanently and shall meet whenever called by its Chairman.

                          Sole paragraph:The Chairman of the Audit Committee shall be elected by his peers.

Article ~~35~~37      The remuneration of the Audit Committee members shall be established at the Shareholders’ Meeting which elects them, provided the legal minimum required is met.

Article ~~37~~38      The Audit Committee shall operate in compliance with the obligations and functions, duties and responsibilities provided for in the law.

CHAPTER V - THE SHAREHOLDERS’ MEETING

Article ~~38~~39      The Shareholders’ Meeting shall be composed of the shareholders duly called with observance of the required legal quorum, who shall sign the Attendance Book, all in compliance with further provisions in the law.

Article ~~39~~40      The Annual Shareholders’ Meeting shall be held every year during the first four months at a place, day and time previously set in accordance with legal provisions. Extraordinary Shareholders’ Meetings may be called whenever necessary.

                      Sole paragraph: The Shareholders’ Meeting shall be opened by the Chairman of the Board of Directors or, in case of his or her absence or impediment, by another Board member, and presided over by the Chief Executive Officer of the Company, or by a shareholder appointed at that time by his or her peers. The Chairman of the Meeting shall select from those present one or two shareholders to compose the Meeting board and act as secretaries.

Article ~~40~~41      A shareholder may be represented by an attorney who meets the legal requirements.

Article ~~41~~42      The minimum notice for a Shareholders’ Meeting shall be thirty days.
    Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to notice in the press. The agenda for the meeting shall be made available to the shareholders on the date of its calling.

Article ~~42~~43      The quorum required for the installation and passing of resolutions at Shareholders’ Meetings shall be the one established by the current legislation.

CHAPTER VI - THE FINANCIAL YEAR

Article ~~43~~44      Every year, on December 31, the Company shall close its financial year and, by then, the Annual Balance sheet and other financial statements required by law shall be prepared. As to the proceeds, the following rules shall be observed:

                      I before any sharing, the accrued losses and provision for income tax shall be deducted from the gross profit ascertained during the year;

                      II five percent of the net profit ascertained during the year shall be used to form the Legal Reserve, which may not exceed twenty percent of the share capital;

                      III the interest upon works in progress resulting from investments made by the use of the Company's own capital may be entered as a special reserve;

                      IV other reserves may be formed by the Company according to legal provisions and up to the limits established by law.

Paragraph 1 The shareholders are entitled to receive every year, under a mandatory distribution of dividends, at least twenty-five percent of the net profit duly adjusted, as provided for in article 202 and its paragraphs, of Law No. 6,404/76, and determined as set forth in article 6 and its paragraphs, of this Bylaws.

                      Paragraph 2 The distribution of dividends shall not be mandatory in a financial year in which the management bodies notify the Annual Shareholders’ Meeting that its payment would be incompatible with the financial circumstances of the Company, regardful of the Audit Committee's opinion.

                      Paragraph 3 The profits that are not distributed by virtue of the provisions of paragraph 2 shall be attributed to a special reserve and, if they are not absorbed by losses in subsequent financial years, they shall be paid as soon as the financial standing of the Company permits such payment.

                      Paragraph 4 Every year, by April 30 and in compliance with the current legislation, the management bodies' statements relating to the preceding financial year shall be submitted to the State's Audit Court.

Article ~~44~~45      The Company may prepare balance sheets with respect to the first six months of a fiscal year and the management bodies may advance the distribution of interim dividends "ad referendum" of the Shareholders’ Meeting.

CHAPTER VII - GENERAL AND TRANSITIONAL PROVISIONS

Article ~~45~~46      The dissolution and liquidation of the Company shall be carried out according to resolutions passed at a Shareholders’ Meeting and in compliance with the provisions in the law.

Article ~~46~~47      In the event of stockholders withdrawing from participation in the corporation or the Company ceasing to go public, the amount payable to stockholders that have the right of withdrawal, as set in the law, as a reimbursement for their shares, shall correspond to their economic value, to be defined according to the valuation procedures of Law no. 6,404/76, whenever the mentioned amount is inferior to its equity value.

Article ~~47~~48      Given the Company’s reunification process, the meetings of the Executive Board of the wholly-owned subsidiaries shall be of a merely formal character and shall mandatorily reflect previous decisions of the Executive Board of Companhia Paranaense de Energia - Copel.

AMENDMENTS TO THE CORPORATE BYLAWS

The original text of COPEL Bylaws has undergone several amendments. Its first filing at the Commercial Registry of the State of Paraná took place under No. 17,340 on June 16, 1955, having been published in the Official Newspaper of the State of Paraná on June 25, 1955. References on those amendments are listed hereunder.

Minutes of	Commercial Registry		Published in the
SM of	File No.	date	ONS – PR on
09.09.1969	83.759	10.01.1969	10.08.1969
08.21.1970	88.256	09.04.1970	09.14.1970
10.22.1970	88.878	11.05.1970	11.16.1970
04.28.1972	95.513	05.24.1972	05.30.1972
04.30.1973	101.449	08.15.1973	08.28.1973
05.06.1974	104.755	05.21.1974	06.05.1974
12.27.1974	108.364	02.07.1975	02.21.1975
04.30.1975	110.111	06.03.1975	06.18.1975
03.26.1975	114.535	04.29.1976	05.10.1976
02.15.1978	123.530	02.28.1978	03.08.1978
08.14.1979	130.981	11.09.1979	11.20.1979
02.26.1980	132.253	03.25.1980	04.16.1980
10.30.1981	139.832	12.01.1981	12.18.1981
05.02.1983	146.251	05.31.1983	06.14.1983
05.23.1984	150.596	07.26.1984	08.28.1984
12.17.1984	160.881	01.17.1985	02.11.1985
06.11.1985	162.212	07.01.1985	07.18.1985
01.12.1987	166.674	02.13.1987	02.26.1987
03.18.1987	166.903	04.07.1987	05.08.1987
06.19.1987	167.914	07.02.1987	07.14.1987
02.22.1994	18444,7	02.28.1994	03.17.1994
08.22.1994	309,0	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01. 11.2006	20060050632	01.20.2006	01.25.2006
08.24.2006	20063253062	08.30.2006	09.11.2006
07.02.2007	20072743441	07.04.2007	07.27.2007
04.18.2008	20081683790	04.25.2008	05.27.2008
03.13.2009	20091201500	13.03.2009	31.03.2009
07.08.2010	20106612077	20.07.2010	04.05.2010
28.04.2011	20111122929	10.05.2011	07.06.2011
26.04.2012	20123192609	09.05.2012	15.05.2012
XX.XX.2013	XXXXXXXXX	XX.XX.2013	XX.XX.2013

CHANGES IN THE CAPITAL STOCK (Article 4)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

SM of	NEW CAPITAL - Cr$	C.R.S.P	MINUTES in ONS PR of
		FILE NO. DATE
10.01.1960	1,400,000,000.00	26.350 - 10.13.1960	10.14.1960
04.16.1962	4,200,000,000.00	31.036 - 05.03.1962	05.26.1962
11.11.1963	8,000,000,000.00	37.291 - 11.28.1963	12.02.1963
10.13.1964	16,000,000,000.00	50.478 - 10.23.1964	10.31.1964
09.24.1965	20,829,538,000.00	65.280 - 10.15.1965	10.18.1965
10.29.1965	40,000,000,000.00	65.528 - 11.12.1965	11.18.1965
09.20.1966	70,000,000,000.00	70.003 - 10.11.1966	10.18.1966[3]
	NCr$
10.31.1967	125,000,000.00	74.817 - 12.01.1967	12.07.1967
06.17.1968	138,660,523.00	77.455 - 06.27.1968	07.13.1968
11.27.1968	180,000,000.00	79.509 - 12.10.1968	12.20.1968
06.06.1969	210,000,000.00	82.397 - 07.11.1969	08.05.1969
10.13.1969	300,000,000.00	84.131 - 10.30.1969	11.03.1969
12.03.1969	300,005,632.00	84.552 - 12.16.1969	12.30.1969
04.06.1970	332,111,886.00	86.263 - 05.14.1970	06.09.1970
	Cr$
11.24.1970	425,000,000.00	89.182 - 12.11.1970	12.18.1970
12.18.1970	500,178,028.00	89.606 - 02.04.1971	02.17.1971
07.31.1972	866,000,000.00	97.374 - 09.21.1972	10.04.1972
04.30.1973[4]	867,934,700.00	101.449 - 08.15.1973	08.28.1973
08.31.1973	877,000,000.00	102.508 - 11.09.1973	11.21.1973
10.30.1973[5]	1,023,000,000.00	103.387 - 01.25.1974	02.11.1974
05.30.1974	1,023,000,010.00	105.402 - 06.21.1974	06.27.1974
12.27.1974	1,300,000,000.00	108.364 - 02.07.1975	02.21.1975
04.30.1975	1,302,795,500.00	110.111 - 06.13.1975	06.18.1975
12.22.1975	1,600,000,000.00	113.204 - 01.15.1976	02.13.1976
03.26.1976	1,609,502,248.00	114.535 - 04.29.1976	05.10.1976
12.17.1976	2,100,000,000.00	118.441 - 01.14.1977	02.04.1977
08.29.1977	3,000,000,000.00	122.059 - 10.14.1977	10.25.1977
11.16.1977	3,330,000,000.00	122.721 - 12.13.1977	01.12.1978
04.28.1978	3,371,203,080.00	125.237 - 07.06.1978	07.20.1978
12.14.1978	4,500,000,000.00	127.671 - 01.19.1979	03.06.1979
03.05.1979	5,656,487,659.00	128.568 - 05.04.1979	05.17.1979
04.30.1979	5,701,671,254.00	129.780 - 07.24.1979	08.14.1979
09.24.1979	8,000,000,000.00	130.933 - 11.05.1979	11.23.1979

3 Rectified by ONS PR on June 5, 1967
4 Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973
5 Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974

Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - Cr$	C.R.S.P.	MINUTES in ONS PR of
		FILE NO. DATE
03.27.1980	10,660,296,621.00	133.273 - 06.17.1980	06.27.1980
04.29.1980	10,729,574,412.00	133.451 - 06.27.1980	07.16.1980
10.16.1980	11,600,000,000.00	135.337 - 12.02.1980	01.20.1981
04.30.1981	20,000,000,000.00	137.187 - 05.19.1981	05.29.1981
10.30.1981	20,032,016,471.00	139.832 - 12.01.1981	12.18.1981
04.30.1982	37,073,740,000.00	141.852 - 06.01.1982	06.17.1982
10.29.1982	39,342,000,000.00	144.227 - 12.14.1982	12.29.1982
03.14.1983	75,516,075,768.00	145.422 - 04.12.1983	05.10.1983
05.02.1983	80,867,000,000.00	146.251 - 05.31.1983	06.14.1983
09.01.1983	83,198,000,000.00	148.265 - 10.25.1983	12.09.1983
04.10.1984	205,139,191,167.00	150.217 - 06.15.1984	07.17.1984
04.10.1984	215,182,000,000.00	150.217 - 06.15.1984	07.17.1984
10.05.1984	220,467,480,000	160.412 - 11.08.1984	11.27.1984
03.25.1985	672,870,475,837	161.756 - 05.21.1985	06.11.1985
03.25.1985	698,633,200,000	161.756 - 05.21.1985	06.11.1985
09.18.1985	719,093,107,000	163.280 - 11.14.1985	11.27.1985
	Cz$
04.25.1986	2,421,432,629.00	164.815 - 06.11.1986	06.30.1986
10.23.1986	2,472,080,064.00	166.138 - 11.06.1986	11.14.1986
03.18.1987	4,038,049,401.49	166.903 - 04.07.1987	05.08.1987
03.18.1987	4,516,311,449.87	166.903 - 04.07.1987	05.08.1987
09.18.1987	4,682,539,091.91	168.598 - 10.06.1987	10.16.1987
04.14.1988	18,772,211,552.10	170.034 - 05.06.1988	05.25.1988[6]
04.14.1988	19,335,359,578.00	170.034 - 05.06.1988	05.25.1988
06.14.1988	19,646,159,544.00	170.727 - 07.11.1988	07.20.1988
04.25.1989	174,443,702,532.00	172.902 - 05.26.1989	07.06.1989
	NCz$
04.25.1989	182,848,503.53	172.902 - 05.26.1989	07.06.1989
06.26.1989	184,240,565.60	17.337,4 - 07.12.1989	07.21.1989
	Cr$
03.30.1990	2,902,464,247.10	175.349 - 05.02.1990	05.09.1990
03.30.1990	3,113,825,643.60	175.349 - 05.02.1990	05.09.1990
05.25.1990	3,126,790,072.52	176.016 - 07.10.1990	08.09.1990
03.25.1991	28,224,866,486.42	17.780,9 - 04.26.1991	05.23.1991
03.25.1991	30,490,956,176.38	17.780,9 - 04.26.1991	05.23.1991
05.23.1991	30,710,162,747.26	17.833,7 - 06.18.1991	06.27.1991
04.28.1992	337,561,908,212.47	18.061,7 - 06.08.1992	07.06.1992
04.28.1992	367,257,139,084.96	18.061,7 - 06.08.1992	07.06.1992
06.25.1992	369,418,108,461.33	18.089,9 - 07.09.1992	07.17.1992
04.01.1993	4,523,333,257,454.10	18.255,3 - 04.29.1993	05.20.1993
04.01.1993	4,814,158,615,553.95	18.255,3 - 04.29.1993	05.20.1993
06.15.1993	4,928,475,489,940.95[7]	18.313,9 - 07.13.1993	08.24.1993

6 Rectification in ONS No. 2780 of May 27, 1988
7 Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date)

Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - CR$	C.R.S.P.	MINUTES in
		FILE NO. DATE	ONS PR of
04.26.1994	122,158,200,809.21[8]	18.478,1 - 05.10.1994	06.08.1994

	R$
04.25.1995	446,545,229.15	9,5069647,1 - 05.18.1995	06.19.1995
04.23.1996.	546,847,990.88	960710000 - 05.07.1996	05.15.1996
07.29.1997	1,087,959,086.88[9]	971614130 - 07.30.1997	08.01.1997
08.07.1997	1,169,125,740.56[9]	971761671 - 08.12.1997	08.15.1997
03.12.1998	1,225,351,436.59	980428793 - 04.01.1998	04.07.1998
03.25.1999	1,620,246,833.38	990646483 - 04.14.1999	04.23.1999
12.26.2002	2,900,000,000.00	20030096413 - 01.29.2003	02.10.2003
04.29.2004	3,480,000,000.00	20041866290 - 06.07.2004	06.18.2004
04.27.2006	3,875,000,000.00	20061227897 – 05.09.2006	05.24.2006
04.27.2007	4,460,000,000.00	20071761462 – 05.15.2007	05.29.2007
27.04.2010	6.910.000.000,00	20105343960 - 06.05.2010	13.05.2010

8 Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reals" (R$ 44,421,146.54 as of last date)
9 Change in the capital stock authorized by the Board of Directors

LAW NO. 1,384/53

ABRIDGEMENT: This law institutes the Electrification Fund and provides for further measures.

(...)
Article 9 - It is incumbent upon the Executive Power in the State the incorporation of mixed-capital companies for the construction and exploitation of electric power generating plants, as well as the participation in them.

Sole Paragraph*: The company incorporated in compliance with the provisions in this article may also, by itself, through other public concessionaires in which it already holds shares, or concerns in which it may participate, provided the government is the major shareholder in any of them, pursue the objects of:
(a)	researching and studying, technically and economically, any sources of energy;
(b)	researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;
(c)	studying, planning, designing, constructing, and operating dams and their reservoirs, as well as further undertakings for the multiple uses of water resources;
(d)	providing information and technical assistance services regarding the rational use of energy by business undertakings for implementing and developing economic activities deemed relevant to the development of the State.
(e)**	implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.
(...)

Curitiba, November 10, 1953

BENTO MUNHOZ DA ROCHA NETO

Eugênio José de Souza

Rivadávia B. Vargas

* Sole Paragraph appended by Law 7,227 of October 22, 1979, published in the first page of the Official Newspaper of the State of Paraná No. 661 of October 24, 1979.
** Item “e” appended by Law 11,740 of June 19, 1997, published in the first page of the Official Newspaper of the State of Paraná no. 5,027 of June 19,1997.

DECREE NO. 14,947/54*

ABRIDGEMENT: This decree rules on the incorporation of Companhia
Paranaense de Energia Elétrica - COPEL, and
provides for further measures.

The Governor of the State of Paraná using the powers granted to him, and under the authorization provided for in law No. 1384, of November 10, 1953, hereby decrees:

Article 1 - Companhia Paranaense de Energia Elétrica is incorporated with the object of planning, constructing, and exploiting systems of production, transmission, transformation, distribution, and sale of electric power and related services by itself or by means of concerns which it may organize, or in which it may participate.

Article 2 - The capital stock of the company shall be Cr$ 800,000,000.00 (eight hundred million cruzeiros~~) of which up to 40% may be represented by preferred shares with no voting rights.~~ (Repealed as Decree No 3309 of 25 July 1997, published in ONS PR No 5053 of 25.07.1997.)

Article 3 - The State shall subscribe at least 60% of the share capital.

Article 4 - The State shall dispose of funds ascertained from the Electrification Fund, created by Law No. 1.384 of November 10, 1953, in order to pay up share capital. It may also incorporate into the company's property the total or part of the fixed assets and other assets used for production, transmission, and distribution of electric power under State control.

Article 5 - The corporation shall be ruled by the Bylaws approved in the act of its incorporation.

Article 6 - On behalf of the State, the Governor shall name his representative to perform the acts required for the incorporation of the company.

Article 7 - This decree shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Curitiba, October 26, 1954; 133rd year of Independence, 66th year of the Republic.

Signed:   BENTO MUNHOZ DA ROCHA NETO

               ANTÔNIO JOAQUIM DE OLIVEIRA PORTES

* Published in the Official Newspaper of October 27, 1954

DECREE NO. 37,399*

ABRIDGEMENT: This decree grants COPEL authorization to operate as an electric power utility.

The President of the Republic, making use of the powers granted to him by article 87, paragraph 1, of the Constitution, and in accordance with the provisions of Decree No. 938, article 1, of December 8, 1938, and regarding the petition submitted by Companhia Paranaense de Energia Elétrica - COPEL, hereby decrees:

Article 1 - Authorization is granted to Companhia Paranaense de Energia Elétrica - COPEL, with head office in Curitiba, Paraná, to operate as an electric power utility in accordance with the provisions of Decree No. 938 of December 8, 1938, jointly with Decree-Law No. 2627 of September 26, 1940; COPEL shall be bound to meet all requirements of the Water Code (Decree No. 24643 of July 10, 1934), as well as subsequent laws and regulations, subject to rescission of this act.

Article 2 - This Decree shall come into effect on the date of its publication.

Article 3 - All provisions to the contrary are hereby revoked.

Rio de Janeiro, May 27, 1955; 134th year of Independence and 67th year of the Republic

Signed:  JOÃO CAFÉ FILHO

               MUNHOZ DA ROCHA

*Published in the Official Newspaper No. 128 of June 4, 1955

Law Nº 7,227/79

ABRIDGMENT: this law adds a paragraph to article 9 of
Law nº 1,384 of November 10, 1953.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 - A paragraph shall be added to article 9 of Law n° 1,384, of November 10, 1953, as follows:

Sole paragraph – The company incorporated in compliance with the provisions in this article may also, by itself, through other public concessionaires in which it already holds shares, or concerns in which it may participate, provided the government is the major shareholder in any of them, pursue the objects of:

a) researching and studying, technically and economically, any sources of energy;

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as further undertakings for the multiple uses of water;

d) providing information and technical assistance services regarding the rational use of energy by business undertakings for implementing and developing economic activities deemed relevant to the development of the State.

Article 2 - This law shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Government Palace in Curitiba, October 22, 1979.

(a) NEY BRAGA
Governor of the State of Paraná

(a) EDSON NEVES GUIMARÃES
Finance Secretary of State

Law nº 11,740 - 19/06/1997*

ABRIDGMENT: this law adds an item to the sole paragraph
of article 9 of Law nº 1,384/53 with the
object of setting down the activities in
specific areas.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 - Item “e” shall be added to the sole paragraph of article 9 of Law n° 1,384, of November 10, 1953, with the object of:

"e) setting down activities in the area of electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in sections “b” and “c” authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.”

Article 2 - This law shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Government Palace in Curitiba, June 19, 1997.

(a) JAIME LERNER
Governor of the State of Paraná

(a) RAFAEL GRECA DE MACEDO
Chief of the Governor’s Staff

Published in the Official Newspaper nº 5027 of June 19, 1997

Law nº 14,286 - 09/02/2004*

ABRIDGMENT: This law alters specific dispositions of
Law nº 1,384, of November 10, 1953,
and provides for further measures.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1: Alters item “e” of the sole paragraph of article 9 of Law nº 1,384, of November 10, 1953, which had article 1, of Law nº 11,740, of June 19, 1997, added to it, and adds new paragraphs, renaming the current sole paragraph as paragraph first, as follows:

"Article 9: ......

Sole Paragraph: ......

   e) setting down activities in the area of electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in items “b” and “c” authorized to join consortia or concerns with private companies, holding either major or minor stakes in them, after due authorization of this Legislative Assembly and consideration of the general characteristics of the projects and their social and environmental impact.

§ 2. In order to make it possible for Copel to hold major stakes in partnerships already entered into, this company is hereby authorized to acquire stakes or shares of major stakeholders for the amount underwritten in the social contract registered in the Commercial Registry Office until February 27, 2003.

§ 3. Considering the proved valorization in the financial market of the stock mentioned in the previous paragraph, its acquisition shall be conditioned to prior authorization by law.

§ 4. In partnerships agreements for the creation of electric energy generation companies it is not allowed to insert a specific clause stating anticipated purchase of energy conditions by Copel.

§ 5. For the agreements still ruling for partnerships under study or in implementation, Copel shall provide, in 90 days, at a maximum, the revocation of any clause stating anticipated purchase of energy conditions.

§ 6. Copel shall annually send to the Legislative Assembly of the State of Paraná a detailed report of the financial and economic results.

Article 2 - This law shall come into effect on the date of its publication, revoking the provisions set forth in Law nº 11,740, of June 19, 1997.

Government Palace in Curitiba, February 9, 2004.

(a) ROBERTO REQUIÃO
Governor of the State of Paraná

(a) CAÍTO QUINTANA
Chief of the Governor’s Staff

Published in the Official Newspaper nº 6668, of February 13, 2004.

Law nº16,652 – 08/12/2010*

ABRIDGMENT:  this law alters the dispositions of Law nº
1,384, of November 11, 1953, as follows.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 -. Alters item “e” of § 1 of article 9 of Law nº 1,384, of November 11, 1953, as follows:

    “e) setting down activities in the area of power generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in items “b” and “c” authorized to join, preferably, and by holding major stakes or through participation in the controlling group of consortia or concerns with private companies and pension funds and other private entities in bids for new concessions and/or in specific purpose companies already set up for the exploration of existing concessions with due consideration of their general characteristic projects and related social and environmental impacts.”

Article 2 - Item “f” of § 1º of article 9 of Law nº 1,384, of November 11, 1953, shall be included, as follows:

    “f) the participation in the controlling group required in item “e” shall be compulsorily guaranteed in the establishment documents of the consortia or in the bylaws of the specific purpose companies, as it is the case.”

Article 3 - § 2-A in article 9 of Law nº 1,384, of November 11, 1953, shall be included, as follows:

    “§ 2-A. In the cases of the consortia or companies mentioned in § 1º, item “e” of this article and established prior to the date of the publication of this alteration, Copel shall not be permitted to sell its stakes in them if such procedure leads to the company missing its major stakeholder condition.”

Article 4 - § 2º of article 9 of Law nº 1,384, of November 11, 1953, shall read as follows:

    “§ 2. In order to make it possible for Copel to hold major stakes in partnerships already entered into, this company is hereby authorized to acquire stakes or shares of major stakeholders by the vote underwritten in the social contract registered in the Commercial Registry Office until February 20, 2003.

Article 5 - This law shall come into effect on the date of its publication. Government Palace in Curitiba, December 8, 2010.

(a) NELSON JUSTUS
Governor of the State of Paraná in Chief

(a) NEY CALDAS
Chief of the Governor’s Staff

Published in the Official Newspaper nº 8359, of December 8, 2010.

     Proposal to amend the Bylaws of
Companhia Paranaense de Energia – Copel

This proposal to amend the Bylaws aims to alter the duties of the Executive Officers of Companhia Paranaense de Energia – Copel in view of the creation of the Chief Telecommunications Office at Copel Holding, in accordance with the table below:

Current Article	Proposed Article	Justification

Art. 17 The Company shall have an Executive Board with executive duties and it shall be composed of nine members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, who shall be elected by the Board of Directors for a three‐year term, reelection being permitted, as follows: a Chief Executive Officer; a Chief Corporate Management Officer; a Chief Financial, Investor Relations and Control of Holdings Officer; a Chief Legal Officer; a Chief Distribution Officer; a Chief Engineering Officer; a Chief Power Generation and Transmission and Telecommunications Officer; a Chief Environment and Corporate Citizenship Officer; and a Chief New Energies Officer.

Art. 17 ~~9 (nine)~~ 10 (ten) The Company shall have an Executive Board with executive duties and it shall be composed of ~~nine~~ ten members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, who shall be elected by the Board of Directors for a three‐year term, reelection being permitted, as follows: a Chief Executive Officer; a Chief Corporate Management Officer; a Chief Financial, Investor Relations and Control of Holdings Officer; a Chief Legal Officer; a Chief Distribution Officer; a Chief Engineering Officer; one Chief Power Generation and Transmission Officer; a Chief Environment and Corporate Citizenship Officer; a Chief New Energies Officer; and a Chief Telecommunications Officer.

Change in the Executive Board.
Creation of a chief telecommunications office, considering that the General Plan of Competition Goals proposed by Brazil's Telecommunications Agency (Anatel) , approved by Anatel Resolution 600, of November 8, 2012, edited based the duties provided for by the General Telecommunications Law (Law 9472), of July 16, 1997; Decree 2338, of October 7, 1997; and Resolution 101, of February 4, 1999, which granted Anatel the right to “issue rules on the provision of public or private telecommunications services,” determined in Article 13 that  companies such as Copel, currently classified as a “Significant Market Power Group”, i.e. companies which operate in “Relevant Wholesale Markets”, have the obligation to “create a unit or department with status of executive department established in the bylaws or articles of incorporation, responsible exclusively for all services, sale and product delivery processes related to Product Reference Offers in the Wholesale Market.”

Current Article	Proposed Article	Justification

Art. 20 The duties of the Executive  Board  are prescribed  as follows:

Paragraph 1 The  duties  resulting from the responsibilities provided for in articles 21 to 29  of  these Bylaws can be defined  or detailed by the Board of Directors,  the Company’s CEO or by rules  approved  by  a  joint decision of  the  Executive  Board

Art. 20 The duties of the Executive Board are prescribed as follows:

I (amended) The duties resulting from the responsibilities provided for in articles 21 to ~~29~~ 30 of these Bylaws can  be defined or detailed by the Board of Directors, the Company’s CEO or by  rules approved by a  joint  decision  of  the Executive Board

Renumbering of the Articles of the Bylaws due to the inclusion of an Article that provides for the creation of the Chief Telecommunications Office

Current Article	Proposed Article	Justification

Art. 27 The Chief Power Generation and Transmission and Telecommunications Officer shall be responsible for:
I managing the activities and coordinating the subjects related to the operation and to the maintenance of the Company’s power generation & transmission systems;
II managing the activities and
coordinating the subjects related to the research, studies, technical planning, supplies, regularization and land management, construction, operation and maintenance of telecommunications and corporate customer services;
III coordinating the implementation of services to third parties by the Company in the fields mentioned in the previous items;
IV managing the activities and coordinating the subjects related to regulatory, tariff and charge issues connected to power generation & transmission and telecommunications; and
V coordinating the implementation of strategy policies related to power and trade energy issues.

Art. 27 The Chief Power Generation and Transmission ~~and Telecommunications~~ Officer shall be responsible for:
I managing the activities and coordinating the subjects related to the operation, maintenance of the Company’s power generation and transmission systems, and regularization of the ownership of assets in operation;
~~II managing the activities and coordinating the subjects related to the research, studies, technical planning, supplies, regularization and land management, construction, operation and maintenance of telecommunications and corporate customer services;~~
~~III~~ II coordinating the implementation of services to third parties by the Company in the fields mentioned in the previous paragraph;
~~IV~~ III managing the activities and coordinating the subjects related to regulatory, tariff and charge issues connected to power generation and transmission ~~and  telecommunications~~; and
~~V~~ IV coordinating the implementation of strategy policies related to power and trade energy issues.

Changes in the name of the positionof Chief Power Generation andTransmission Officer in view of thecreation ofthe Chief TelecommunicationsOfficer andin theOfficer’s duties.

Current Article	Proposed Article	Justification
Art. 30 (inclusion), and the consequent renumbering of the subsequent articles.

Art. 30 (inclusion)
Art. 30 The Chief Telecommunications Officer
shall be responsible for:
I managing the activities and coordinating the subjects related to research, studies, technical planning, supplies, regularization and land management, construction, operation and maintenance of telecommunications and corporate customer services;
II coordinating the execution of the services provided by the Company to third parties in the areas referred to in the previous paragraph; and
III managing the activities and coordinating subjects related to telecommunications regulatory issues and prices.

Creat[i][o]n of a chief telecommunications office , considering that the General  Plan  of  Competition  Goals proposed by Brazil's Telecommunications Agency (Anatel), approved by Anatel Resolution 600, of November 8, 2012, edited  based  the duties provided  for by  the General Telecommunications  Law  (Law  9472), of  July  16,  1997; Decree 2338,  of October  7,  1997;  and  Resolution  101, of February 4, 1999,  which granted Anatel  the  right  to  “issue  rules  on  the provision  of public  or private telecommunications services,” determined  in  Article 13  that companies such as Copel, currently classified  as  a  “Significant Market Power  Group”,  i.e. companies  which operate  in “Relevant Wholesale Markets”, have the obligation to “create a unit  or department with status  of  executive department established  in  the bylaws  or articles of incorporation, responsible exclusively for all services,  sale and product delivery  processes related  to Product  Reference Offers  in  the Wholesale  Market.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 25, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.